Exhibit 99.51

Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Achievement of Milestones in Collaboration
with Zoetis to Develop Veterinary Vaccines

Halifax, Nova Scotia; August 31, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology comp any, today announced the achievement of several milestones in its ongoing collaboration with global animal health company Zoetis to develop cattle vaccines. In recent controlled studies, the Immunovaccine formulations met efficacy and duration of immunity endpoints against two disease targets. These results will enable Zoetis to advance two Immunovaccine-formulated vaccine candidates into late-stage testing.

“We are extremely pleased with the recent progress of our long-standing collaboration with Zoetis, and the continuation of these vaccine candidates into later-stage testing,” said Frederic Ors, Immunovaccine’s Chief Execuive Officer. “Our development platform continues to exceed our expectations, repeatedly demonstrating that its unique mechanism of action can translate into meaningful efficacy and clinical benefits across multiple indications.”

Immunovaccine has had an ongoing licensing agreement with Zoetis since 2008 to leverage Imunovaccine’s proprietary vaccine delivery technology in enhanced vaccines for the cattle industry.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell -activating cancer immunotherapies and other vaccine candidates based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com